EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Immediate Report - Undertaking to Provide Credit to the Company

Immediate notification is hereby provided that on April 2, 2015, the Company entered into agreements with banking entities, pursuant to which the Company received an undertaking from such entities to provide credit for the purpose of recycling future debt of the Company in 2016, in an aggregate amount of NIS 600 million.

The undertaking is to provide credit to the Company in June 2016 with an average duration of approximately 4.6 years (repayment in five equal annual installments as of June 1, 2019 until June 1, 2023), at an aggregate interest rate of approximately 3.7% (fixed, shekel, non-linked interest).

The terms of the undertaking and the loans to be provided thereunder include terms that are similar to the terms provided with respect to other loans taken by the Company, as set forth in Note 11.2.1 of Chapter 3 of the 2014 periodic report, including: an undertaking to refrain from creating additional liens over the Company's assets (under certain restrictions); an undertaking whereby, in the event the Company assumes an undertaking towards a particular party in connection with meeting financial covenants, the Company shall also assume an identical undertaking with respect to this credit (subject to certain exceptions), and also customary terms for immediate repayment (such as default events, insolvency, liquidation or receivership and so forth), and cross default (with certain restrictions), which shall also apply, mutatis mutandis, with respect to the period of the undertaking to provide credit.

The above information constitutes a translation of an excerpt of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.